KATIE GOLD CORP.

1055 West Hastings Street, Suite 1400

Vancouver, British Columbia, Canada, V6E 2E9

t: (604) 970-1706

f: (604) 443-7000

January 6, 2006

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.

USA

20549-7010

Dear Sirs,

Re:

Katie Gold Corp. (the “Company”)

Registration Statement on Form SB-2

Filed July 21, 2005

File No. 333-126748

This letter outlines our responses to comments in your 5th letter dated December 20, 2005. We have used the same numbering references as in your letter and use black line to indicate changes to current disclosure.

Risk Factors, page 8

1.

We provide the following additional information to support our statement that our current funds on hand are sufficient for the unpaid amounts as indicated in the risk factor. We have not received any additional funding.

Cash on hand – December 31, 2005

$48,390

Less:

1. 12 months administration from effective date

    of this registration statement

            ($25,000)

2. Phase I Exploration program

$20,125

    Less: amounts paid to date

(8,025)

amounts accrued

(12,100)

(0)

3. Estimated costs of Registration Statement

$17,861

    Less: amounts paid

  -Transfer Agent

     (500)

  -Auditor

  (7,300)

  -Legal

  (3,525)

    Less: amounts accrued -Audit

  (200)

  -Legal

  (3,975)

(2,361)

4. Accounts Payable and Accrued liabilities:

Audit

$    200

Legal

   3,975

Property Expenditures

 12,100

(16,275)

Unallocated working capital

$  4,754

For additional clarity we have revised our disclosure in the first paragraph of this Risk Factor in SB-2/A5 as follows:

Our current operating funds are less than necessary to complete all intended exploration of the Conglin Property, currently estimated at $185,840 for all three proposed phases of exploration as more fully discussed in the section entitled Proposed Budget. We have sufficient funds on hand for the unpaid amounts of our estimated costs related to Phase I exploration, this registration statement and our estimated administrative costs for 12 months from the date of this registration statement. Therefore, we will need to obtain additional financing in order to complete our business plan.  As of December 31, 2005, we had cash in the amount of $48,390. We have no income from operations.  As well, we will not receive any funds from this registration.

We have also amended the disclosure in paragraph 6 of the Plan of Operations in SB-2/A5 to reflect unpaid and amounts previously paid as follows:

12 months Administration

$  25,000

Unpaid Phase 1 exploration

    12,100

Unpaid Registration Statement costs

      6,536

Phase II and III exploration

  165,715

$209,351

We have amended the 6th paragraph as follows:

Total expenditures related to exploration, administration and this offering over the next 12 months are therefore expected to be approximately $209,400.

Conglin Property Option, page 24

2.

We have revised the terms of the Conglin Property Option in SB-2/A5 as follows:

We may exercise the option to acquire the Conglin Property on the following terms:

1.

Payment of $5,000 to the Optionor on signing of the Property Option Agreement. We paid the $5,000 on the execution of the Property Option Agreement.

2.

A Net Smelter Return of 2.5% payable to the Optionor from commercial production of all minerals and metals on the property. The Company may repurchase 1.5% of the Net Smelter Return from the Optionor by the payment of $2.5 million. A net smelter royalty is the amount of money that we would receive from the sale of minerals from the property to a smelter, less refining charges, ore treatment charges, penalties and transportation costs.

3.

Incurring Property Expenditures, totalling $200,000.00, over a two year period from the date of the Property Option Agreement, as follows:

a.

by the 1st anniversary, incurring $20,000 in Property Expenditures, which we have incurred as of the date of this registration statement; and

b.

by the 2nd anniversary, incurring an additional $180,000 in Property Expenditures.

The incurrence of the Property Expenditures may be extended by 6 months by the payment to the Optionor, as an extension fee, of 10% of the Property Expenditures still outstanding in the then current anniversary year.

Exhibits

We have updated the consent of our auditors, Telford Sadovnick, Certified Public Accountants, in Exhibit 23.1 of SB-2/A5.

We are enclosing with this letter a clean and black-lined SB-2/A5.

We look forward to your response to our amendments and commentary.

Yours truly,

KATIE GOLD CORP.

/s/ Robert A. Biagioni

____________________________

Robert A. Biagioni, C.A.

President

Encl.

\KGC SEC Response 06Jan06.doc

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